ONEVA, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Oneva, Inc.
Oakland, California

We have reviewed the accompanying financial statements of Oneva, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 20, 2021

ONEVA, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 16,343	$ 2,216
Deposits	100	100
TOTAL CURRENT ASSETS	16,443	2,316
OTHER ASSETS		
Intangible assets	84,500	84,500
	84,500	84,500
TOTAL ASSETS	$ 100,943	$ 86,816

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 101,032	$ 17,151
Accrued expenses	1,067	1,067
SBA PPP loan	86,210	-
TOTAL CURRENT LIABILITIES	188,309	18,218
LONG-TERM LIABILITIES		
Note payable - related party	108,600	123,000
SAFE obligations	54,944	54,944
Convertible notes	3,703,890	2,573,496
TOTAL LONG-TERM LIABILITIES	3,867,434	2,751,440
TOTAL LIABILITIES	4,055,743	2,769,658
SHAREHOLDERS' EQUITY		
Common stock, see note 7	9,163	9,163
Additional paid-in capital	105,314	105,228
Accumulated deficit	(4,069,277)	(2,797,233)
TOTAL SHAREHOLDERS' EQUITY	(3,954,800)	(2,682,842)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 100,943	$ 86,816

See independent accountant's review report and accompanying notes to financial statements.


ONEVA, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)


	2020	2019
REVENUES	$ 28,275	$ 14,075
COST OF GOODS SOLD	2,208	5
GROSS PROFIT	26,067	14,070
OPERATING EXPENSES		
Contractors and consultants expense	41,175	31,763
General and administrative	121,143	112,225
Insurance expense	95,078	66,911
Payroll expenses	758,073	346,272
Professional fees	132,492	11,773
Sales and marketing	3,464	16,011
Software expense	28,192	28,181
TOTAL OPERATING EXPENSES	1,179,617	613,136
NET OPERATING INCOME	(1,153,550)	(599,066)
OTHER INCOME/(EXPENSES)		
Grant Income	15,000	-
Interest expense	(133,494)	(196,669)
TOTAL OTHER INCOME/(EXPENSES)	(118,494)	(196,669)
NET LOSS	$ (1,272,044)	$ (795,735)


See independent accountant's review report and accompanying notes to financial statements.


ONEVA, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2019	9,163,333	$ 9,163	105,195	$ (2,001,498)	$ (1,887,140)
Stock options issued	-	-	33	-	$ 33
Net loss	-	-	-	(795,735)	$ (795,735)
ENDING BALANCE, DECEMBER 31, 2019	9,163,333	$ 9,163	$ 105,228	$ (2,797,233)	$ (2,682,842)
Stock options issued	-	-	86	-	$ 86
Net loss	-	-	-	(1,272,044)	$ (1,272,044)
ENDING BALANCE, DECEMBER 31, 2020	9,163,333	$ 9,163	$ 105,314	$ (4,069,277)	$ (3,954,800)

See independent accountant's review report and accompanying notes to financial statements.

ONEVA, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,272,044)	$ (795,735)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Impairment loss	-	5,500
Issuance of stock options	86	33
Increase (decrease) in liabilities:		
Accounts payable	83,881	(40,782)
Accrued interest	128,894	118,977
Due to related party	-	(550)
CASH USED FOR OPERATING ACTIVITIES	(1,059,183)	(712,557)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SBA PPP loan	86,210	-
Issuance/(repayment) of note payable related - related party	(14,400)	60,000
Issuance of SAFE obligations	-	3,451
Issuance of convertible notes	1,001,500	579,000
CASH PROVIDED BY FINANCING ACTIVITIES	1,073,310	642,451
NET INCREASE (DECREASE) IN CASH	14,127	(70,106)
CASH AT BEGINNING OF YEAR	2,216	72,322
CASH AT END OF YEAR	$ 16,343	$ 2,216
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 4,600	$ 1,150
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Oneva, Inc. (the "Company") was incorporated in the State of Delaware on January 29, 2014. The Company specializes in connecting in-home care available to employees of businesses and provide care givers a respectable profession with a living wage.

Going Concern
Since Inception, the Company has relied on funds from related party notes and convertible notes issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the software.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020 and 2019, the Company held no cash equivalent, respectively.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   **Summary of Significant Accounting Policies (continued)**

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of intellectual property. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible assets completed during the years ending December 31, 2020 and 2019 resulted in a nil and $5,500, respectively, impairment expense.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by connecting businesses, customers, and caregivers with each other. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized $28,275 and $14,075 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

New Accounting Pronouncements (continued)
In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Convertible Notes</u>

The Company has issued several promissory notes. In 2020, thirty-seven convertible promissory notes were issued for a total of $1,001,500 with 6% APRs and original maturity dates in 2022. In 2019, twenty-three convertible promissory notes were issued for a total of $579,000, with 6% APRs and maturity dates in 2021. Prior to 2019, a total of 106 convertible notes were issued for a total of $1,602,500 with 6% APRs and original maturity dates in 2019-2020. In late 2020, all convertible notes had their maturity dates aligned to June 2021, by amendment by a majority of the noteholders for each round.

4.   <u>SAFE Obligations</u>

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will

4.   **SAFE Obligations (continued)**

equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020 and 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2020 and 2019, the Company had $54,944 of SAFE obligations outstanding, with valuation caps of $12,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 and 2019 are both

4.   SAFE Obligations (continued)

consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the years ended December 31, 2020 and 2019.

5.   Notes Payable – Related Party

Since inception, a related party has provided loans to the Company valued at $108,600 and $123,000 as of December 31, 2020 and 2019, respectively. Interest is accrued annually at 10% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

6.   SBA PPP Loan

In 2020, the Company received loan proceeds of $86,210 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note.

The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

ONEVA, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

7.   Equity

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.001 par value per share. As of December 31, 2020, and 2019, 9,163,333 shares have been issued and are outstanding.

Stock Compensation
The Company issues options to purchase common stock to advisors and service providers. The Company believes that such awards will help the Company encourage and reward contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. The options typically vest over a period of two to four years. The Company has recorded stock compensation expenses of $86 and $33 during the years ending December 31, 2020 and 2019, respectively. Additionally, no shares were exercised during the years ending December 31, 2020 and 2019. As of December 31, 2020, the following represents the outstanding options at their respective exercise price:

	Options Granted	Exercise Price	Options Vested	Options Exercised	Outstanding Options
December 31, 2015	9,616,667	0.0001	9,616,667	9,133,333	483,334
December 31, 2016	175,000	0.0001	175,000	30,000	145,000
December 31, 2017	-	-	-	-	-
December 31, 2018	75,000	0.0010	50,001	-	75,000
December 31, 2019	77,034	0.0010	59,431	-	77,034
December 31, 2020	285,833	0.0010	-	-	285,833
	10,229,534		9,901,099	9,163,333	1,066,201

8.   Going Concern

These financial statements are prepared on a going concern basis. The Company registered on January 29, 2014 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9.   Subsequent Events

PPP Loan Forgiven
In April 2021, the Company received notification from the SBA that the full amount of the PPP loan, discussed in Note 6, was forgiven.

Note Payable
In 2021, the Company entered into several loans with private investors totaling $244,000, with 10% interest. There are no minimum monthly payments and principal plus accrued interest is due as a balloon payment upon additional funding.

Due to Related Parties
In 2021, related parties provided $110,500 to the Company, with 10% interest. There are no minimum monthly payments, and the principal plus accrued interest is due as a balloon payment upon additional funding.

9.   <u>**Subsequent Events (continued)**</u>

Share Issuances
In 2021, a total of 395,833 shares of vested stock options have been exercised for a total of $40. These shares were a part of the stock compensation discussed in Note 7.

Common Stock
In May 2021, the Board has authorized the total number of common stock the Company shall have the authority to issue to 13,000,000 shares. The Company is in the process of filing an amended articles of incorporation with the State of Delaware.

Managements Evaluation
The Company has evaluated subsequent events through May 20, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.